Exhibit 23.1

The Board of Directors

Houlihan Lokey, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-206337) on Form S-8 and in the registration statements (Nos. 333-214358, 333-215801 and 333-221057) on Form S-3 of Houlihan Lokey, Inc. of our report dated May 25, 2018, with respect to the consolidated balance sheets of Houlihan Lokey, Inc. as of March 31, 2018 and 2017, and the consolidated statements of comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2018, and the related notes and financial statement Schedule II (collectively, the consolidated financial statements), and the effectiveness of the Company’s internal control over financial reporting as of March 31, 2018, which report appears in the March 31, 2018 annual report on Form 10-K of Houlihan Lokey, Inc.

/s/ KPMG LLP

Los Angeles, California

May 30, 2018